THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
                TO RULE 902(g) OF REGULATION S-T


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                        (Amendment No. 8)


            Under the Securities Exchange Act of 1934

                   SPINNAKER INDUSTRIES, INC.
                        (Name of Issuer)


               Class A Common Stock No Par Value
                (Title of Class and Securities)


                           848926101
              (CUSIP Number of Class of Securities)



               Robert A. Hurwich, Lynch Corporation,
     8 Sound Shore Drive, Greenwich, CT, 06830 (203)629-7506
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        August 16, 1996
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13d-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/


Check the following box if a fee is being paid with this State-
ment:
                                                       _____
                                                      /    /

_________________________________________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lynch Corporation                      I.D. No. 38-1799862
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      N/A
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Indiana
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None  (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /  X  /**
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________
** Excludes shares owned by Lynch Manufacturing Corporation.

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lynch Manufacturing Corporation         I.D. No. 00-0000000
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,259,063 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,259,063 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,259,063   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      73.5%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      PF
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     20,550 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     20,550 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       20,550 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.67%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer
          This Amendment No. 8 to Schedule 13D on Spinnaker
Industries, Inc. (the "Issuer"), is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule
13D"), which was originally filed December 10, 1987.

Item 2.   Identity and Background
          (a), (b) and (c)- This statement is being filed by Lynch Manufacturing Corporation ("Lynch Manufacturing"), Lynch Corpora-tion ("Lynch") and Mario J. Gabelli ("Mr. Gabelli"). Lynch, an Indiana coporation, is a diversified public company traded on the American Stock Exchange. Its subsidiaries are engaged in multime-dia, services and manufactured products. Lynch Manufacturing, a Delaware corporation, is a wholly-owned subsidiary of Lynch and a holding company for companies engaged in maufacturing. Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Funds, Inc. ("GFI"), a financial services firm and an investment adviser registered under the Investment Advisers Act of 1940 ("Advisers Act"). Mr. Gabelli is also the Chairman, Chief Executive Officer and Chief Investment Officer of GAMCO Investors, Inc. ("GAMCO"), a majority-owned subsidiary of GFI and an investment adviser registered under the Advisers Act. Mr. Gabelli is also a director or trustee for all of the registered investment companies advised by Gabelli Funds, Inc. He is also the Chairman of the Board and Chief Executive Officer of Lynch and a director of The Morgan Group, Inc. ("Morgan Group") and the Issuer, which are subsidiaries of Lynch Corporation. Mr. Gabelli's, GFI's and GAMCO's business addresses are One Corporate Center, Rye, New York, 10580. Lynch's business address is 8 Sound Shore Drive, Greenwich, Connecticut, 06830. Lynch Manufacturing's business address is 100 Douglas Avenue, Yankton, South Dakota, 57078.
          The Reporting Persons do not admit that they constitute a group.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
          (d) and (e)- Not applicable
          (f)- Reference is made to Schedule I

Item 4.   Purpose of Transaction
          Item 4 to Schedule 13D is amended, in pertinent part, as follows:
          On August 13, 1996, Lynch Manufacturing Corporation, a 100% owned subsidiary of Lynch Corporation, as the holder of approximately 73.5% of the outstanding Common Stock of the Issuer, approved an amendment to the amended certificate of incorporation of the Issuer that (i) created a new class of Common Stock, which has 1/10 of a vote per share, and converted the outstanding common stock, which has 1 vote per share, into Class A Common Stock. That amendment was then filed with the Secretary of State of Delaware. On August 16, 1996, the Issuer distributed to stockholders of record as of August 5, 1996, a stock dividend of one share of the new class of Common Stock for each issued share of its Class A Common Stock. For further information, see the Issuer's Informa-tion Statement dated July 22, 1996.

Item 5.   Interest In Securities Of The Issuer
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 2,279,613 shares, representing 74.1% of the 3,074,598 shares outstanding as reported by the Issu-er. The Reporting Persons beneficially own those Securities as follows:


                              Shares of           % of
                              Common              Class of
Name                          Stock               Common

Lynch Manufacturing          2,259,063               73.5%


Mr. Gabelli                     20,550                0.67%



          Mr. Gabelli and Lynch are deemed to have beneficial ownership of the Securities beneficially owned by Lynch Manufactur-ing. Mr. Gabelli disclaims beneficial ownership of the 2,259,063 shares of the Issuer'stock owned by Lynch Manufacturing.
          In addition, the following Covered Persons beneficially own the following Securities:



                                   Shares of           % of
                                   Common              Class of
Name                               Stock               Common


Paul Evanson                             250           0.00%


Robert E. Dolan                        1,225           0.04%




Item 7.   Material to be Filed as an Exhibit

          The following Exhibit TT is attached hereto.


Exhibit TT:   Amendment of amended certificate of incorporation of

              the Issuer.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    August 26, 1996

                                   MARIO J. GABELLI



                                  By:_____________________________
                                     Robert A. Hurwich
                                     Attorney-in-Fact



                                   LYNCH CORPORATION



                                   By:________________________
                                      Robert A. Hurwich
                                      Vice President- Administration
                                      Secretary and General Counsel




                                   LYNCH MANUFACTURING CORPORATION




                                   By:________________________________
                                      Robert A. Hurwich
                                      Secretary

                                                       Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:

          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each individual identified below is a citizen of the United States.
To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in
Item 2(d) of this Schedule 13D.

Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357

     Mario J. Gabelli              See Item 2 of this Schedule 13D

     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021

     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10549

     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903

     Salvatore Muoio               Vice President
                                   Lazard Freres & Co. L.L.C.
                                   One Rockefeller Plaza
                                   New York, NY  10020-2327

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel



Lynch Manufacturing Corporation
100 Douglas Avenue
Yankton, South Dakota  57078

Directors:

     Robert A. Hurwich             See above- Lynch Corp.

     Robert E. Dolan               See above- Lynch Corp.

     Martin J. Kiousis             President
                                   M-tron Industries, Inc.
                                   100 Douglas Avenue
                                   Yankton, South Dakota 57078

     Robert T. Pando               President
                                   Lynch Machinery, Inc.
                                   601 Independent Street
                                   Bainbridge, Georgia 31717

Officers:

     Robert E. Dolan               President and Assistant
                                   Controller

     Martin J. Kiousis             Executive Vice President

     Robert A. Hurwich             Secretary

     Jerry Albrecht                Controller; Controller of
                                   M-tron, Inc.

     David L. Rein                 Treasurer and Assistant
                                   Secretary; Treasurer and
                                   Assistant Secretary of M-tron,
                                   Inc.

                        Exhibit TT


     RESOLVED, that the Amended Certificate of Incorporation

of Spinnaker Industries, Inc. be amended by changing the Fourth

Article thereof so that, as amended, said article shall be read as follows:

     FOURTH: The total number of shares that the Corporation is authorized to issue is twenty five million (25,000,000), which shall be common stock.  Each of these shares have no par value.

"1.  Designation

     (a).  Fifteen million (15,000,000) shares of common stock

are hereby designated "Common Stock" and ten million (10,000,000)

shares of stock are hereby designated "Class A Common Stock".

     (b).  Immediately upon the filing of this Certificate of

Amendment of the Amended Certificate of Incorporation of Spinna

ker Industries, Inc. ("Certificate of Amendment") by the Secre

tary of State of the State of Delaware every issued share of common stock of the Corporation shall become and be deemed to be,

and shall automatically convert into, one (1) share of Class A

Common Stock.  Certificates for shares of stock issued upon

filing of this Certificate of Amendment shall thereafter repre sent only shares of Class A Common Stock.

     (c).  Except as otherwise expressly provided in this

Amended Certificate of Incorporation, all issued and outstanding shares of Common Stock and Class A Common Stock shall be identi cal and shall entitle the holders thereof to the same rights and privelages.

"2.  Voting

     At every meeting of the Stockholders, every holder of Common

Stock shall be entitled to one tenth (1/10) vote in person or by proxy for each share of Common Stock standing in his name on the transfer books of the Corporation and every holder of Class A

Common Stock shall be entitled to one (1) vote in person or by proxy for every share of Class A Common Stock standing in his name on the transfer books of the Corporation.  Except as may be otherwise required by law or by this Article Fourth, the holders of Common Stock and Class A Common Stock shall vote together as a single class on all matters, subject to any voting rights which may be granted in the future to holders of any other class or series of stock.  The number of authorized shares of Common Stock and Class A Common Stock may be increased or decreased from time to time by the affirmative vote of the majority of the stock of the Corporation entitled to vote, voting as a single class.

"3.  Dividends and Other Distributions.  Subject to any other provision of the Corporation's Amended Certificate of Incorpora-

tion, as amended from time to time, holders of Common Stock and

Class A Common Stock shall be entitled to recieve ratably such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of

Directors from time to time out of assets or funds of the Corpo ration legally available therefor; provided that in the case of cash dividends, (i) if, at any time until August 31, 2001, a cash dividend is paid on the Common Stock, a cash dividend must also be paid on the Class A Common Stock in an amount per share of

Class A Common Stock that is not greater than 100%, nor less than

66 2/3%, of the amount of the cash dividend paid on each share of the Common Stock or (ii) if, at any time until August 31, 2001, a cash dividend is paid on the Class A Common Stock, a cash divi-

dend must also be paid on the Common Stock in an amount that is not greater than 150%, nor less than 100%, of the amount of the cash dividend paid on each share of the Class A Common Stock,

such that a cash dividend may not be paid on either the Common

Stock or the Class A Common Stock unless a cash dividend is also paid on the other as aforesaid.  If at any time after August 31,

2001, a cash dividend is paid on the (i) Common Stock an amount equal to such dividend shall be paid on the Class A Common Stock and (ii) the Class A Common Stock, an amount equal to such

dividend shall be paid on the Common Stock.  In the case of

dividends or other distributions payable in common stock of the

Corporation, holders of Common Stock may recieve the same or a different class of common stock than the holders of Class

A Common Stock and holders of Class A Common Stock may recieve the same or a different class of common stock than the holders of

Common Stock.

"4.  Merger/Consolidations.  In any merger or consolidation of the Corporation with or into any other corporation or a merger of any other corporation into the Corporation, the shares of Common

Stock and Class A Common Stock shall be treated equivalently,

except that any securities issued in respect of the Common Stock may have different or lesser voting rights than the securities issued in respect of the Class A Common Stock.

"5.  Liquidation Rights.  In the event of any dissolution,

liquidation or winding up of the affairs of the Corporation,

whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation,

and subject to prior payment in full of all amounts payable to the holders of Preferred Stock, the remaining assets and funds of the Corporation, if any still exist, shall be divided among and paid ratably to the holders of Common Stock and Class A Common

Stock.  A merger or consolidation of the Corporation with or into any other corporation or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the

Corporation within the meaning of this subsection.

"6.  Split, Subdivision or Combination.  If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Common Stock or Class A Common Stock, the outstanding shares of other class of common stock shall be proportionately split,

subdivided or combined in the same manner and on the same basis

(subject to the last sentnce of Section 3 above) as the outstand ing shares of the other class of common stock have been split,

subdivided or combined.

"7.  Preemptive, Subscription and Redemption Rights.  The holders of Common Stock and Class A Common Stock shall have no preemp tive, subscription or redemption rights."